Registration Statement No. 333-196387
Filed Pursuant to Rule 433
Subject to Completion, dated December 5, 2016
Pricing Supplement to the Prospectus dated June 27, 2014,
the Prospectus Supplement dated June 27, 2014, and the Product Supplement dated October 1, 2015
 US$●
Senior Medium-Term Notes, Series C
Autocallable Cash-Settled Notes with Step Up Call Price due December 31, 2019
Linked to the iShares® U.S. Real Estate ETF

•	The notes are designed for investors who are seeking a predetermined return on the notes if the closing price of the iShares® U.S. Real Estate ETF (the “Underlying Asset”) on any Call Date is greater than the Initial Stock Price. Investors should be willing to have their notes automatically redeemed prior to maturity and be willing to lose some or all of their principal at maturity.
•	The notes will not bear interest.
•	If on any Call Date, the closing price of the Underlying Asset is greater than the Initial Stock Price, the notes will be automatically called. On the applicable Call Settlement Date, for each $1,000 principal amount, investors will receive the applicable Call Price set forth below.
•	The notes do not guarantee any return of principal at maturity. Instead, if the notes are not automatically called, the payment at maturity will be based on the Final Stock Price of the Underlying Asset and whether the Final Stock Price of the Underlying Asset is below the Trigger Price on the Valuation Date.
•	If the notes are not automatically redeemed, and the Final Stock Price is lower than the Trigger Price on the Valuation Date, investors are subject to one-for-one loss of the principal amount of the notes for any percentage decrease from the Initial Stock Price to the Final Stock Price. In such a case, you will receive a cash amount at maturity that is less than the principal amount.
•	The notes will not be listed on any securities exchange.
•	All payments on the notes are subject to the credit risk of Bank of Montreal.
•	The offering is expected to price on or about December 22, 2016, and the notes are expected to settle through the facilities of The Depository Trust Company on or about December 30, 2016.
•	Investing in the notes is not equivalent to investing in the shares of the Underlying Asset.
•	The notes will be issued in minimum denominations of $1,000 and integral multiples of $1,000.
•	Our subsidiary, BMO Capital Markets Corp. (“BMOCM”), is the agent for this offering. See “Supplemental Plan of Distribution (Conflicts of Interest)” below.

Underlying Asset	Ticker Symbol	Initial Stock Price*	Trigger Price (% of the Initial Stock Price)	Term (in Years)	CUSIP	Price to Public	Principal Amount*	Agent’s Commission(1)	Proceeds to Bank of Montreal
iShares® U.S. Real Estate ETF	IYR		85%	3	06367TPG9	100%		1.20% US$●	98.80% US$●

	Call Price

Underlying Asset	Call Date Occuring on December 26, 2017	Call Date Occuring on December 26, 2018	Call Date Occuring on December 26, 2019
iShares® U.S. Real Estate ETF	$1,105.00	$1,210.00	$1,315.00

(1) Certain dealers who purchase the notes for sale to certain fee-based advisory accounts may forego some or all of their selling concessions, fees or commissions.  The public offering price for investors purchasing the notes in these accounts may be between $988 and $1,000 per $1,000 in principal amount.
Investing in the notes involves risks, including those described in the “Selected Risk Considerations” section beginning on page P-4 of this pricing supplement, the “Additional Risk Factors Relating to the Notes” section beginning on page PS-4 of the product supplement, and the “Risk Factors” sections beginning on page S-1 of the prospectus supplement and on page 7 of the prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy of this pricing supplement, the product supplement, the prospectus supplement or the prospectus. Any representation to the contrary is a criminal offense.
The notes will be our unsecured obligations and will not be savings accounts or deposits that are insured by the United States Federal Deposit Insurance Corporation, the Bank Insurance Fund, the Canada Deposit Insurance Corporation or any other governmental agency or instrumentality or other entity.
On the date of this preliminary pricing supplement, based on the terms set forth above, the estimated initial value of the notes is $958.30 per $1,000 in principal amount. The estimated initial value of the notes on the Pricing Date may differ from this value but will not be less than $940.00 per $1,000 in principal amount. However, as discussed in more detail in this pricing supplement, the actual value of the notes at any time will reflect many factors and cannot be predicted with accuracy.

BMO CAPITAL MARKETS

Key Terms of the Notes:

Underlying Asset:	iShares® U.S. Real Estate ETF (NYSE Arca symbol: IYR). See the section below entitled “The Underlying Asset” for additional information about the Underlying Asset.

Interest Payments:	None.

Automatic Redemption:	If, on any Call Date, the closing price of the Underlying Asset is greater than the Initial Stock Price, the notes will be automatically redeemed.

Payment upon Automatic Redemption:
If the notes are automatically redeemed, then, on the applicable Call Settlement Date, for each $1,000 principal amount, investors will receive the applicable Call Price set forth on the cover page of this pricing supplement.

Call Dates:	December 26, 2017, December 26, 2018 and the Valuation Date.

Call Settlement Dates:	The third business day following the applicable Call Date. The call settlement date for the final Call Date will be the maturity date.

Payment at Maturity:
If the notes are not automatically redeemed, the payment at maturity for the notes is based on the performance of the Underlying Asset. You will receive $1,000 for each $1,000 in principal amount of the note, unless a Barrier Event has occurred.

If a Barrier Event has occurred, you will receive at maturity, for each $1,000 in principal amount of your notes, a cash amount equal to:

$1,000 + [$1,000 x (Percentage Change)]

This amount will be less than the principal amount of your notes, and may be zero.

Barrier Event:	A Barrier Event will be deemed to occur if the Final Stock Price is less than the Trigger Price.

Percentage Change	Final Stock Price - Initial Stock Price	, expressed as a percentage
Initial Stock Price

Initial Stock Price:
The closing price of the Underlying Asset on the Pricing Date.  The Initial Stock Price is subject to adjustments in certain circumstances. See “General Terms of the Notes — Payment at Maturity” and “— Anti-dilution Adjustments” in the product supplement for additional information about these adjustments.

Final Stock Price:	The closing price of the Underlying Asset on the Valuation Date.

Trigger Price:	85% of the Initial Stock Price

Pricing Date:	On or about December 22, 2016

Settlement Date:	On or about December 30, 2016

Valuation Date:	On or about December 26, 2019

Maturity Date:	On or about December 31, 2019

Physical Delivery Amount:	We will only pay cash on the maturity date, and you will have no right to receive any shares of the Underlying Asset.

Calculation Agent:	BMOCM

Selling Agent:	BMOCM

The Pricing Date and the settlement date are subject to change. The actual Pricing Date, settlement date, Call Dates, Valuation Date and maturity date for the notes will be set forth in the final pricing supplement.

We may use this pricing supplement in the initial sale of the notes. In addition, BMOCM or another of our affiliates may use this pricing supplement in market-making transactions in any notes after their initial sale. Unless our agent or we inform you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

Additional Terms of the Notes

You should read this pricing supplement together with the product supplement dated October 1, 2015, the prospectus supplement dated June 27, 2014 and the prospectus dated June 27, 2014. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours or the agent. You should carefully consider, among other things, the matters set forth in “Additional Risk Factors Relating to the Notes” in the product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement dated October 1, 2015: http://www.sec.gov/Archives/edgar/data/927971/000121465915006903/c101151424b5.htm

•	Prospectus supplement dated June 27, 2014: http://www.sec.gov/Archives/edgar/data/927971/000119312514254915/d750935d424b5.htm

•	Prospectus dated June 27, 2014: http://www.sec.gov/Archives/edgar/data/927971/000119312514254905/d749601d424b2.htm

Our Central Index Key, or CIK, on the SEC website is 927971.  As used in this pricing supplement, “we,” “us” or “our” refers to Bank of Montreal.

We have filed a registration statement (including a prospectus) with the SEC for the offering to which this document relates. Before you invest, you should read the prospectus in that registration statement and the other documents that we have filed with the SEC for more complete information about us and this offering.  You may obtain these documents free of charge by visiting the SEC’s website at http://www.sec.gov. Alternatively, we will arrange to send to you the prospectus (as supplemented by the prospectus supplement and product supplement) if you request it by calling our agent toll-free at 1-877-369-5412.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Underlying Asset.  These risks are explained in more detail in the “Additional Risk Factors Relating to the Notes” section of the product supplement.

•	Your investment in the notes may result in a loss. — The notes do not guarantee any return of principal. If the notes are not automatically redeemed, the payment at maturity will be based on the Final Stock Price and whether a Barrier Event occurs. If the Final Stock Price is less than the Trigger Price, you will be subject to a one-for-one loss of the principal amount of the notes for any Percentage Change from the Initial Stock Price. In such a case, you will receive at maturity a cash payment that is less than the principal amount of the notes and may be zero. Accordingly, you could lose up to the entire principal amount of your notes.

•	Your notes are subject to automatic early redemption. — We will redeem the notes if the closing price of the Underlying Asset on any Call Date is greater than the Initial Stock Price. Following an automatic redemption, you may not be able to reinvest your proceeds in an investment with returns that are comparable to the notes.

•	Your return on the notes, if any, is limited to the applicable Call Price, regardless of any appreciation in the value of the Underlying Asset. — Unless the notes are automatically called, you will not receive a payment at maturity with a value greater than your principal amount. If the notes are automatically called, you will not receive a payment greater than the applicable Call Price, even if the Final Stock Price exceeds the Initial Stock Price by a substantial amount.

•	Your investment is subject to the credit risk of Bank of Montreal. — Our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on our ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

•	Potential conflicts. — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We or one or more of our affiliates may also engage in trading of shares of the Underlying Asset or the securities held by the Underlying Asset on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for our customers. Any of these activities could adversely affect the price of the Underlying Asset and, therefore, the market value of the notes. We or one or more of our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the performance of the Underlying Asset. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the market value of the notes.

•	Our initial estimated value of the notes will be lower than the price to public. — Our initial estimated value of the notes is only an estimate, and is based on a number of factors. The price to public of the notes will exceed our initial estimated value, because costs associated with offering, structuring and hedging the notes are included in the price to public, but are not included in the estimated value. These costs include the underwriting discount and selling concessions, and the profits that we and our affiliates expect to realize for assuming the risks in hedging our obligations under the notes and the estimated cost of hedging these obligations. The initial estimated value of the notes may be as low as the amount indicated on the cover page of this pricing supplement.

•	Our initial estimated value does not represent any future value of the notes, and may also differ from the estimated value of any other party. — Our initial estimated value of the notes as of the date of this preliminary pricing supplement is, and our estimated value as determined on the Pricing Date will be, derived using our internal pricing models. This value is based on market conditions and other relevant factors, which include volatility of the Underlying Asset, dividend rates and interest rates. Different pricing models and assumptions could provide values for the notes that are greater than or less than our initial estimated value. In addition, market conditions and other relevant factors after the Pricing Date are expected to change, possibly rapidly, and our assumptions may prove to be incorrect. After the Pricing Date, the value of the notes could change dramatically due to changes in market conditions, our creditworthiness, and the other factors set forth in this pricing supplement and the product supplement. These changes are likely to impact the price, if any, at which we or BMOCM would be willing to purchase the notes from you in any secondary market transactions. Our initial estimated value does not represent a minimum price at which we or our affiliates would be willing to buy your notes in any secondary market at any time.

•	The terms of the notes are not determined by reference to the credit spreads for our conventional fixed-rate debt. — To determine the terms of the notes, we will use an internal funding rate that represents a discount from the credit spreads for our conventional fixed-rate debt. As a result, the terms of the notes are less favorable to you than if we had used a higher funding rate.

•	Certain costs are likely to adversely affect the value of the notes. — Absent any changes in market conditions, any secondary market prices of the notes will likely be lower than the price to public. This is because any secondary market prices will likely take into account our then-current market credit spreads, and because any secondary market prices are likely to exclude all or a portion of the underwriting discount and selling concessions and the hedging profits and estimated hedging costs that are included in the price to public of the notes and that may be reflected on your account statements. In addition, any such price is also likely to reflect a discount to account for costs associated with establishing or unwinding any related hedge transaction, such as dealer discounts, mark-ups and other transaction costs. As a result, the price, if any, at which BMOCM or any other party may be willing to purchase the notes from you in secondary market transactions, if at all, will likely be lower than the price to public. Any sale that you make prior to the maturity date could result in a substantial loss to you.

•	Owning the notes is not the same as owning shares of the Underlying Asset or a security directly linked to the Underlying Asset. — The return on your notes will not reflect the return you would realize if you actually owned shares of the Underlying Asset or a security directly linked to the performance of the Underlying Asset and held that investment for a similar period. Your notes may trade quite differently from the Underlying Asset. Changes in the price of the Underlying Asset may not result in comparable changes in the market value of your notes. Even if the price of the Underlying Asset increases during the term of the notes, the market value of the notes prior to maturity may not increase to the same extent. It is also possible for the market value of the notes to decrease while the price of the Underlying Asset increases. In addition, any dividends or other distributions paid on the Underlying Asset will not be reflected in the amount payable on the notes.

•	You will not have any shareholder rights and will have no right to receive any shares of the Underlying Asset at maturity. — Investing in your notes will not make you a holder of any shares of the Underlying Asset, or any securities held by the Underlying Asset. Neither you nor any other holder or owner of the notes will have any voting rights, any right to receive dividends or other distributions, or any other rights with respect to those securities.

•	No Delivery of Shares of the Underlying Asset. — The notes will be payable only in cash. You should not invest in the notes if you seek to have the shares of the Underlying Asset delivered to you at maturity.

•	Changes that affect the Underlying Index will affect the market value of the notes and the amount you will receive at maturity. — The policies of S&P Dow Jones Indices LLC (the “Index Sponsor,” or “S&P”), the sponsor of the Dow Jones U.S. Real EstateTM Index (the “Underlying Index”), concerning the calculation of the Underlying Index, additions, deletions or substitutions of the components of the Underlying Index and the manner in which changes affecting those components, such as stock dividends, reorganizations or mergers, may be reflected in the Underlying Index and, therefore, could affect the share price of the Underlying Asset, the amount payable on the notes at maturity, whether the notes are automatically called, and the market value of the notes prior to maturity. The amount payable on the notes and their market value could also be affected if the Index Sponsor changes these policies, for example, by changing the manner in which it calculates the Underlying Index, or if the Index Sponsor discontinues or suspends the calculation or publication of the Underlying Index.

•	We have no affiliation with the Index Sponsor and will not be responsible for any actions taken by the Index Sponsor. — The Index Sponsor is not an affiliate of ours and will not be involved in the offering of the notes in any way. Consequently, we have no control over the actions of the Index Sponsor, including any actions of the type that would require the calculation agent to adjust the payment to you at maturity. The Index Sponsor has no obligation of any sort with respect to the notes. Thus, the Index Sponsor has no obligation to take your interests into consideration for any reason, including in taking any actions that might affect the value of the notes. None of our proceeds from the issuance of the notes will be delivered to the Index Sponsor.

•	Adjustments to the Underlying Asset could adversely affect the notes. — BlackRock, Inc. (collectively with its affiliates “BlackRock”), as the sponsor and advisor of the Underlying Asset, is responsible for calculating and maintaining the Underlying Asset. BlackRock can add, delete or substitute the stocks comprising the Underlying Asset or make other methodological changes that could change the share price of the Underlying Asset at any time. If one or more of these events occurs, the calculation of the amount payable at maturity may be adjusted to reflect such event or events. Consequently, any of these actions could adversely affect the amount payable at maturity and/or the market value of the notes.

•	We and our affiliates do not have any affiliation with the investment advisor of the Underlying Asset and are not responsible for its public disclosure of information. —The investment advisor of the Underlying Asset advises the Underlying Asset on various matters including matters relating to the policies, maintenance and calculation of the Underlying Asset. We and our affiliates are not affiliated with the investment advisor in any way and have no ability to control or predict its actions, including any errors in or discontinuance of disclosure regarding its methods or policies relating to the Underlying Asset. The investment advisor is not involved in the offering of the notes in any way and has no obligation to consider your interests as an owner of the notes in taking any actions relating to the Underlying Asset that might affect the value of the notes. Neither we nor any of our affiliates has independently verified the adequacy or accuracy of the information about the investment advisor or the Underlying Asset contained in any public disclosure of information. You, as an investor in the notes, should make your own investigation into the Underlying Asset.

•	The correlation between the performance of the Underlying Asset and the performance of the Underlying Index may be imperfect. — The performance of the Underlying Asset is linked principally to the performance of the Underlying Index. However, because of the potential discrepancies identified in more detail in the product supplement, the return on the Underlying Asset may correlate imperfectly with the return on the Underlying Index.

•	The Underlying Asset is subject to management risks. — The Underlying Asset is subject to management risk, which is the risk that the investment advisor’s investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. For example, the investment advisor may invest a portion of the Underlying Asset Issuer’s assets in securities not included in the relevant industry or sector but which the investment advisor believes will help the Underlying Asset track the relevant industry or sector.

•	Lack of liquidity. — The notes will not be listed on any securities exchange. BMOCM may offer to purchase the notes in the secondary market, but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade the notes is likely to depend on the price, if any, at which BMOCM is willing to buy the notes.

•	Hedging and trading activities. — We or any of our affiliates may carry out hedging activities related to the notes, including purchasing or selling shares of the Underlying Asset, the securities that it holds, or instruments related to the Underlying Asset. We or our affiliates may also trade in the Underlying Asset, such securities, or instruments related to the Underlying Asset from time to time. Any of these hedging or trading activities on or prior to the Pricing Date and during the term of the notes could adversely affect the payments on the notes.

•	Many economic and market factors will influence the value of the notes. — In addition to the price of the Underlying Asset and interest rates on any trading day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, and which are described in more detail in the product supplement.

•	You must rely on your own evaluation of the merits of an investment linked to the Underlying Asset. — In the ordinary course of their businesses, our affiliates from time to time may express views on expected movements in the price of the Underlying Asset or the securities held by the Underlying Asset. One or more of our affiliates have published, and in the future may publish, research reports that express views on the Underlying Asset or these securities. However, these views are subject to change from time to time. Moreover, other professionals who deal in the markets relating to Underlying Asset at any time may have significantly different views from those of our affiliates. You are encouraged to derive information concerning the Underlying Asset from multiple sources, and you should not rely on the views expressed by our affiliates.

Neither the offering of the notes nor any views which our affiliates from time to time may express in the ordinary course of their businesses constitutes a recommendation as to the merits of an investment in the notes.

•	Significant aspects of the tax treatment of the notes are uncertain. — The tax treatment of the notes is uncertain. We do not plan to request a ruling from the Internal Revenue Service or from any Canadian authorities regarding the tax treatment of the notes, and the Internal Revenue Service or a court may not agree with the tax treatment described in this pricing supplement.

The Internal Revenue Service has issued a notice indicating that it and the Treasury Department are actively considering whether, among other issues, a holder should be required to accrue interest over the term of an instrument such as the notes even though that holder will not receive any payments with respect to the notes until maturity and whether all or part of the gain a holder may recognize upon sale or maturity of an instrument such as the notes could be treated as ordinary income.  The outcome of this process is uncertain and could apply on a retroactive basis.

Please read carefully the section entitled “U.S. Federal Tax Information” in this pricing supplement, the section entitled “Supplemental Tax Considerations—Supplemental U.S. Federal Income Tax Considerations” in the accompanying product supplement, the section “United States Federal Income Taxation” in the accompanying prospectus and the section entitled “Certain Income Tax Consequences” in the accompanying prospectus supplement.  You should consult your tax advisor about your own tax situation.

Additional Risks Relating to the iShares® U.S. Real Estate ETF

•	The stocks included in the Underlying Index are concentrated in one sector. — All of the securities included in the Underlying Index are issued by companies in the real estate industry. As a result, the securities that will determine the performance of the Underlying Asset and the value of the notes are concentrated in one sector. Although an investment in the notes will not give holders any ownership or other direct interests in the securities composing the Underlying Index, the return on an investment in the notes will be subject to certain risks associated with a direct equity investment in companies in the real estate industry. Accordingly, by investing in the notes, you will not benefit from the diversification which could result from an investment linked to companies that operate in multiple sectors.

•	There are risks associated with the real estate industry. — All of the securities composing the Underlying Index are issued by companies involved directly or indirectly in the real estate industry. The value of real estate and, consequently, companies involved in the real estate industry may be affected by many complex factors that interrelate with each other in complex and unpredictable ways. Such factors may include, but are not limited to, general economic and political conditions, liquidity in the real estate market, rising or falling interest rates, governmental actions and the ability of borrowers to obtain financing for real estate development or to repay their loans. Any negative developments in any such factor may negatively affect the value of companies included in the Underlying Index and, consequently, may adversely affect the price of the Underlying Asset and the value of the notes.

Examples of the Hypothetical Payment at Maturity for a $1,000 Investment in the Notes

The following table illustrates the hypothetical payments on a note at maturity, assuming that the notes are not automatically called before the final Call Date. The hypothetical payments are based on a $1,000 investment in the note, a hypothetical Initial Stock Price of $100.00, a hypothetical Trigger Price of $85.00 (85% of the hypothetical Initial Stock Price), a final Call Price of $1,315, a range of hypothetical Final Stock Prices and the effect on the payment at maturity: (i) if the Final Stock Price of the Underlying Asset is above the Initial Stock Price on the Valuation Date (which is the final Call Date), your payment at maturity will be the final Call Price; (ii) if the Final Stock Price of the Underlying Asset is less than or equal to the Initial Stock Price but does not fall below the Trigger Price, your payment at maturity will be 100% of the principal amount; however, (iii) if the Final Stock Price is less than the Trigger Price, the cash payment that you receive will be less than your principal amount.

The hypothetical examples shown below are intended to help you understand the terms of the notes. If the notes are not automatically called before the final Call Date, the actual cash amount that you will receive at maturity will depend upon the Final Stock Price of the Underlying Asset, and whether its closing price is below the Trigger Price on the Valuation Date. If the notes are automatically called prior to maturity, the hypothetical examples below will not be relevant, and you will receive on the applicable Call Settlement Date, for each $1,000 principal amount, the applicable Call Price.

Hypothetical Final Stock Price	Hypothetical Final Stock Price Expressed as a Percentage of the Initial Stock Price	Payment at Maturity
$150.00	150.00%	$1,315.00
$125.00	125.00%	$1,315.00
$110.00	110.00%	$1,315.00
$100.00	100.00%	$1,000.00
$90.00	90.00%	$1,000.00
$85.00	85.00%	$1,000.00
$80.00	80.00%	$800.00
$75.00	75.00%	$750.00
$65.00	65.00%	$650.00
$50.00	50.00%	$500.00
$25.00	25.00%	$250.00
$0.00	0.00%	$0.00

U.S. Federal Tax Information

By purchasing the notes, each holder agrees (in the absence of a change in law, an administrative determination or a judicial ruling to the contrary) to treat each note as a pre-paid cash-settled derivative contract for U.S. federal income tax purposes.  However, the U.S. federal income tax consequences of your investment in the notes are uncertain and the Internal Revenue Service could assert that the notes should be taxed in a manner that is different from that described in the preceding sentence.  Please see the discussion (including the opinion of our counsel Morrison & Foerster LLP) in the product supplement under “Supplemental Tax Considerations—Supplemental U.S. Federal Income Tax Considerations,” which applies to the notes.

Recently finalized Treasury regulations provide that withholding on “dividend equivalent” payments (as discussed in the product supplement), if any, will not apply to notes issued before January 1, 2017.

Supplemental Plan of Distribution (Conflicts of Interest)

BMOCM will purchase the notes from us at a purchase price reflecting the commission set forth on the cover page of this pricing supplement. BMOCM has informed us that, as part of its distribution of the notes, it will reoffer the notes to other dealers who will sell them. Each such dealer, or each additional dealer engaged by a dealer to whom BMOCM reoffers the notes, will receive a commission from BMOCM, which will not exceed the commission set forth on the cover page. This commission will include a selling concession paid by BMOCM or one of its affiliates to certain dealers of up to 1.60% of the principal amount in connection with the distribution of the notes.

Certain dealers who purchase the notes for sale to certain fee-based advisory accounts may forego some or all of their selling concessions, fees or commissions. The public offering price for investors purchasing the notes in these accounts may be less than 100% of the principal amount, as set forth on the cover page of this document. Investors that hold their notes in these accounts may be charged fees by the investment advisor or manager of that account based on the amount of assets held in those accounts, including the notes.

We own, directly or indirectly, all of the outstanding equity securities of BMOCM, the agent for this offering. In accordance with FINRA Rule 5121, BMOCM may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

We reserve the right to withdraw, cancel or modify the offering of the notes and to reject orders in whole or in part.  You may cancel any order for the notes prior to its acceptance.

You should not construe the offering of the notes as a recommendation of the merits of acquiring an investment linked to the Underlying Asset or as to the suitability of an investment in the notes.

We will deliver the notes on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than three business days prior to the issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

BMOCM may, but is not obligated to, make a market in the notes.  BMOCM will determine any secondary market prices that it is prepared to offer in its sole discretion.

We may use this pricing supplement in the initial sale of the notes.  In addition, BMOCM or another of our affiliates may use this pricing supplement in market-making transactions in any notes after their initial sale.  Unless BMOCM or we inform you otherwise in the confirmation of sale, this pricing supplement is being used by BMOCM in a market-making transaction.

For a period of approximately three months following issuance of the notes, the price, if any, at which we or our affiliates would be willing to buy the notes from investors, and the value that BMOCM may also publish for the notes through one or more financial information vendors and which could be indicated for the notes on any brokerage account statements, will reflect a temporary upward adjustment from our estimated value of the notes that would otherwise be determined and applicable at that time. This temporary upward adjustment represents a portion of (a) the hedging profit that we or our affiliates expect to realize over the term of the notes and (b) the selling concessions paid in connection with this offering.  The amount of this temporary upward adjustment will decline to zero on a straight-line basis over the three-month period.

Additional Information Relating to the Estimated Initial Value of the Notes

Our estimated initial value of the notes on the date of this preliminary pricing supplement, and that will be set forth on the cover page of the final pricing supplement relating to the notes, equals the sum of the values of the following hypothetical components:

•	a fixed-income debt component with the same tenor as the notes, valued using our internal funding rate for structured notes; and

•	one or more derivative transactions relating to the economic terms of the notes.

The internal funding rate used in the determination of the initial estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt.  The value of these derivative transactions are derived from our internal pricing models.  These models are based on factors such as the traded market prices of comparable derivative instruments and on other inputs, which include volatility, dividend rates, interest rates and other factors.  As a result, the estimated initial value of the notes on the Pricing Date will be determined based on market conditions at that time.

The Underlying Asset

We have derived the following information from publicly available documents. We have not independently verified the accuracy or completeness of the following information. We are not affiliated with the Underlying Asset, and the Underlying Asset will have no obligations with respect to the notes.

iShares consists of numerous separate investment portfolios (the “iShares Funds”), including the Underlying Asset. The Underlying Asset seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the Underlying Index. The Underlying Asset typically earns income dividends from securities included in the Underlying Index. These amounts, net of expenses and taxes (if applicable), are passed along to the Underlying Asset’s shareholders as “ordinary income.” In addition, the Underlying Asset realizes capital gains or losses whenever it sells securities. However, because the notes are linked only to the share price of the underlying shares, you will not be entitled to receive income, dividend, or capital gain distributions from the Underlying Asset or any equivalent payments.

Information provided to or filed with the SEC by iShares under the Securities Exchange Act of 1934 and the Investment Company Act of 1940 can be located at the SEC’s facilities or through the SEC’s Website by reference to SEC file numbers 333-92935 and 811-09729, respectively.  We have not independently verified the accuracy or completeness of the information or reports prepared by iShares.

The selection of the Underlying Asset is not a recommendation to buy or sell the shares of the Underlying Asset. Neither we nor any of our affiliates make any representation to you as to the performance of the shares of the Underlying Asset.

The shares of the Underlying Asset trade on the NYSE Arca under the symbol “IYR”.

“iShares®” and BlackRock® are registered trademarks of BlackRock®, Inc. and its affiliates (“BlackRock®”). BlackRock® has licensed certain trademarks and trade names of BlackRock® for our use. The notes are not sponsored, endorsed, sold, or promoted by BlackRock®, or by any of the iShares® Funds. Neither BlackRock® nor the iShares® Funds make any representations or warranties to the owners of the notes or any member of the public regarding the advisability of investing in the notes. Neither BlackRock® nor the iShares® Funds shall have any obligation or liability in connection with the registration, operation, marketing, trading, or sale of the notes or in connection with our use of information about the iShares® Funds.

The Underlying Index

We have derived all information contained in this document regarding the Underlying Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information, including Bloomberg Financial Markets.  The information reflects the policies of, and is subject to change by the Index Sponsor. The Index Sponsor has no obligation to continue to publish, and may discontinue publication of, the Underlying Index.

The Underlying Index is a float-adjusted market capitalization-weighted real-time index that provides a broad measure of the performance of the real estate sector of the U.S. securities market. Component companies consist of REITs, and other companies that invest directly or indirectly in real estate through development, management, or ownership, including property agencies. Because the index is comprised primarily of REITs, the prices of the component stocks reflect changes in lease rates, vacancies, property development and other transactions. The Underlying Index was first calculated on February 14, 2000. The Underlying Index is calculated on a price return and total return basis.  The level of the index was set to 100 on the base date of December 31, 1991.

The Underlying Index is a subset of the Dow Jones U.S. IndexSM, a broad-based measure of the U.S. stock market, which aims to measure the performance of 95% of U.S. stocks by float-adjusted market capitalization and is calculated on a price return basis.  The index universe is defined as all stocks traded on the major U.S. stock exchanges, minus any non-common issues and illiquid stocks. The Dow Jones U.S. IndexSM is part of the Dow Jones Global Indices®, which is a benchmark family of indices that currently follows stocks from 48 countries.

Index Composition and Maintenance

Defining the Investable Universe: The Underlying Index component candidates must trade on a major U.S. stock exchange and must be common shares or other securities that have the characteristics of common equities. All classes of common shares, both fully and partially paid, are eligible. Fixed-dividend shares and securities such as convertible notes, warrants, rights, mutual funds, unit investment trusts, closed-end fund shares, and shares in limited partnerships are not eligible. Temporary issues arising from corporate actions, such as “when-issued shares,” are considered on a case-by-case basis when necessary to maintain continuity in a company’s index membership. REITs, listed property trusts (LPTs), and similar real-property-owning pass-through structures taxed as REITs by their domiciles are also eligible. If a company has more than one class of shares, only one class of shares will be included. Securities that have had more than ten non-trading days during the past quarter are excluded.

Stock Selection: The index universe is sorted by float-adjusted market capitalization and the stocks in the top 95% are selected as components of the index, excluding stocks that fall within the bottom 1% of the universe according to their free-float market capitalization and within the bottom .01% of the universe according to their turnover. To be included in the index, the issuer of each component security must be classified in the Real Estate Supersector, as defined by the proprietary classification system used by S&P Dow Jones Indices.

Review Process: The index is reconstituted annually in September.  All index components are reviewed to determine their eligibility, and the float factor for each component is reviewed and updated as needed.  Changes are implemented at the opening of trading on the Monday following the third Friday of September.

The index is also reviewed on a quarterly basis. Shares outstanding totals for component stocks are updated during each quarterly review.  Changes in shares outstanding of less than 5% are accumulated and made quarterly in March, June, September and December.  These changes, as well as any weight adjustments, are implemented at the opening of trading on the Monday following the third Friday of the quarterly update month. If the number of outstanding shares for an index component changes by more than 5% due to a corporate action, the shares total will be adjusted.  The timing of the adjustment will depend on the type of event that causes the change. If the impact of corporate actions during the period between quarterly share updates changes the number of a company’s shares outstanding by 5% or more, and that change causes a company’s float factor to change by 5% or more, then the company’s float factor will be updated at the same time as the share change. If a component no longer meets the eligibility requirements, it will be removed from the index.  Whenever possible, any such change will be announced at least two business days prior to its implementation.

In addition to the scheduled quarterly reviews, the index is reviewed on an ongoing basis. Changes in the Underlying Index’s composition and related weight adjustments are necessary whenever there are extraordinary events such as delistings, bankruptcies, mergers, or takeovers involving index components. In these cases, each event will be taken into account as soon as it is effective. Whenever possible, the changes in the Underlying Index components will be announced at least two business days prior to their implementation date.

Historical Information of the Underlying Asset

The following table sets forth the quarter-end high and low closing prices for the Underlying Asset from the first quarter of 2008 through October 28, 2016.

The historical prices of the Underlying Asset are provided for informational purposes only. You should not take the historical prices of the Underlying Asset as an indication of its future performance, which may be better or worse than the prices set forth below.

Closing Prices of the iShares® U.S. Real Estate ETF

		High ($)	Low ($)
2008	First Quarter	68.22	59.02
	Second Quarter	71.65	60.95
	Third Quarter	67.20	56.34
	Fourth Quarter	61.17	25.40

2009	First Quarter	37.26	22.21
	Second Quarter	35.55	25.30
	Third Quarter	45.04	29.88
	Fourth Quarter	47.44	39.63

2010	First Quarter	50.83	42.45
	Second Quarter	54.66	46.95
	Third Quarter	55.21	45.32
	Fourth Quarter	57.62	52.71

2011	First Quarter	60.58	55.59
	Second Quarter	62.80	58.17
	Third Quarter	62.92	49.14
	Fourth Quarter	58.00	48.19

2012	First Quarter	62.57	56.52
	Second Quarter	64.47	59.25
	Third Quarter	67.80	64.07
	Fourth Quarter	65.42	61.15

2013	First Quarter	69.48	65.66
	Second Quarter	75.54	63.55
	Third Quarter	69.42	60.92
	Fourth Quarter	68.18	62.01

2014	First Quarter	69.24	62.98
	Second Quarter	72.90	67.52
	Third Quarter	74.82	68.88
	Fourth Quarter	79.01	69.14

2015	First Quarter	83.14	76.42
	Second Quarter	80.64	71.30
	Third Quarter	76.58	68.69
	Fourth Quarter	77.03	71.28

2016	First Quarter	77.86	66.28
	Second Quarter	82.30	73.32
	Third Quarter	85.69	78.83
	Fourth Quarter (through November 28, 2016)	79.18	72.87